

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

Lisa C. Im
Chief Executive Officer
Performant Financial Corp
333 North Canyons Parkway
Livermore, California 94551

> **Re: Performant Financial Corp**
> **Registration Statement on Form S-3**
> **Filed July 26, 2021**
> **File No. 333-258178**

Dear Ms. Im:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services